Sphere 3D Corp.

895 Don Mills Road, Bldg. 2, Suite 900

Toronto, Ontario, Canada, M3C 1W3

October 10, 2024

VIA EDGAR

Lulu Cheng

Eric Envall

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sphere 3D Corp.
Registration Statement on Form S-3
File No. 333-269663

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Sphere 3D Corp. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Tuesday, October 15, 2024, or as soon thereafter as may be practicable.

The Company acknowledges that a declaration by the Commission or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. The Company further acknowledges that such a declaration of effectiveness does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Company understands that it may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter or need any additional information, please contact the Company’s legal counsel, M. Ali Panjwani, Esq. of Pryor Cashman LLP, at (212) 326-0820.

Very truly yours,

/s/ Patricia Trompeter

Chief Executive Officer

cc:	M. Ali Panjwani, Esq.